UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number 000-55246

Sundance Energy Australia Limited

(Translation of registrant’s name into English)

633 17th Street, Suite 1950
Denver, CO  80202

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The statements in the ASX Market Release, attached as Exhibit 99.3 to this Form 6-K, under the headings (i) “Acquisition and Capital Raising” (but only the first full paragraph on page 2 thereof), (ii) “Equity Funding Overview” (but only Section 1, the first paragraph of Section 2, and Section 3 thereof), (iii) “Debt Refinancing”, (iv) “Use of Funds” and (v) “Forward Looking Statements”, are incorporated by reference in the Registration Statement on Form S-8 (Registration Number 333-204490) and Registration Statement on Form F-3 (Registration Number 333-216220) of Sundance Energy Australia Limited.

Exhibit Number	Description
99.1	ASX Market Release, dated March 12, 2018: Trading Halt
99.2	ASX Market Release, dated March 14, 2018: Trading Halt
99.3	ASX Market Release, dated March 15, 2018: Sundance Energy Announces Acquisition and Capital Raise
99.4	Investor Presentation
99.5	ASX Market Release, dated March 16, 2018: Completion of institutional entitlement offer and shortfall bookbuild

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sundance Energy Australia Limited

By:	/s/ Cathy L. Anderson
Name:	Cathy L. Anderson
Title:	Chief Financial Officer

Date: March 16, 2018